Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: October 29, 2004



List of materials


Documents attached hereto:


i) A press release regarding Results of Tracking Stock


                                                                    No.  04-053E
                                                                October 28, 2004


                           Subsidiary Tracking Stock
                    Sony Communication Network Corporation
               Consolidated Financial Results for the Quarter and
                   Six-month Period ended September 30, 2004

   Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the second quarter ended September 30, 2004 (the period from July 1, 2004 to September 30,
2004) and the six-month period ended September 30, 2004 (the period from April 1, 2004 to September 30, 2004).
   These results are based on the generally accepted accounting standards of Japan.

- For the three months ended September 30, 2004, increased revenue and a large increase in income compared to the year earlier period.
     During the quarter under review, sales increased 3.3%, compared with the year earlier period, to 10,010 million yen. This was a result of increases in the revenue of Internet-related services. Furthermore, as a result of cost reduction in the area of Internet provider services and improvements in profitability at subsidiaries, operating income of 780 million yen was recorded, compared with an operating loss of 187 million yen in the year earlier period. Ordinary income of 720 million yen, compared with an ordinary loss of 110 million yen, was recorded. Net income increased greatly to 2,367 million yen, compared with a net loss of 155 million yen in the year earlier period. Net income for the quarter under review included extraordinary gain from an initial public stock offering by a subsidiary and sale of subsidiary stock

-    So-net subscribers remain flat
     At the end of the quarter under review, the number of So-net subscribers was about flat at 2.29 million. The number of broadband subscribers reached 580,000, an increase of 90,000 over the end of the year earlier period.

-    Fiscal Year 2004 Forecast (revised)
     Regarding the Forecast of Consolidated Results for the year ending March 31, 2005, the forecast announced on September 8, 2004 has been revised. Currently, the SCN Group expects sales of 40,000 million yen, operating income of 2,500 million yen, ordinary income of 2,500 million yen, and net income of 3,300 million yen.



Consolidated Results for the quarter ended September 30, 2004
-------------------------------------------------------------
                                                               (Millions of Yen)
                                        Three months ended September 30
                                     2003         2004         Change (%)
Sales                               9,691       10,010               +3.3
Operating income (loss)              (187)         780                  -
Ordinary income (loss)               (110)         720                  -
Net income (loss)                    (155)       2,367                  -


Consolidated Results for the six-months ended September 30, 2004
----------------------------------------------------------------
                                                               (Millions of Yen)
                                      Six-months ended September 30
                                    2003          2004         Change (%)
Sales                             19,014        19,640               +3.3
Operating income (loss)             (463)        1,500                  -
Ordinary income (loss)              (412)        1,491                  -
Net income (loss)                   (384)        2,760                  -


Summary of Consolidated Operations (July 1, 2004 to September 30, 2004)
----------------------------------
Regarding sales, during the quarter under review, sales increased 3.3% to 10,010 million yen, compared with 9,691 million yen in the year earlier period.
In the area of Internet provider services the market as a whole increased in size, with the number of broadband users (including ADSL, FTTH(Optical Fiber), and CATV) in Japan at the end of September having passed 17 million. (Data according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.)
For the SCN Group, in the area of Internet provider services, sales decreased. Although the number of SCN Group broadband subscribers was 90,000 larger than the year earlier period, totaling 580,000, the number of narrowband subscribers decreased.
In the area of Internet-related services, sales increased. This was mainly a result of an increase in viewer fees for CS broadcasting and an increase in sales at subsidiaries. Also, there was an increase in the area of merchandise sales.
Furthermore, the total number of So-net subscribers at the end of the period under review was 2.29 million, roughly flat with the year earlier period.

Regarding operating income, there was an improvement. During the quarter under review, an operating profit of 780 million yen was recorded, compared with an operating loss of 187 million yen in the year earlier period.
The main factor in the improvement was a series of cost reductions. For example, for the item cost of sales, there were cost reductions related to integration of access points, including outsourcing work charge in network operation, for network lines costs, and for leases charge of servers and such. Furthermore, for the item selling, general and administrative expenses, there were reductions in costs for outsourcing work stemming from more efficient use of call centers, and improvements in advertising and marketing expenses as well as other fixed costs. In addition, there were improvements in the profitability of subsidiaries.

Regarding ordinary income, during the quarter under review, ordinary income of 720 million yen was recorded, compared with an ordinary loss of 110 million yen in the year earlier period.
Under the item of non-operating income, equity income of 4 million yen was recorded. Under the item of non-operating expenses, there were one-time expenses connected with a public stock offering of a subsidiary, and disposition of fixed assets.

Regarding net income, during the quarter under review, net income of 2,367 million yen was recorded, a significant improvement over a net loss of 155 million yen recorded during the year earlier period.
This was largely the result of the public offering of shares in an SCN Group subsidiary, So-net M3. Inc. Due to this offering, extraordinary gain was recorded, including gains from issuance of subsidiary stock of 1,821 million yen and gains from sale of subsidiary stock of 2,344 million yen. On the other hand, concerning unlisted equity investment, loss on investments in other securities of 878 million yen was recorded as a result of a decline in the fair value of such stock resulting from a worsening of financial conditions of investee companies. Also, an extraordinary loss of 295 million yen was recorded as a result of impairment losses in subsidiaries' fixed assets. As a result of the above, net income before income taxes was 3,604 million yen and taxes including corporate tax totaled 1,226 million yen during the quarter under review.

Sales by Category

Three-months ended September 30, 2004
-------------------------------------
                   Three months   Percentage Three months  Percentage  Year-on-
                   ended           of total  ended            of         year
                   Sept.30,2003      (%)     Sept. 30,2004   total      change
                   (millions                 (millions        (%)         (%)
                   of yen)                   of yen)

Operating Internet        7,813        80.6        7,290        72.8       (6.7)
 revenue   provider
           services
          Internet-       1,670        17.2        2,463        24.6       47.5
           related
           services
Merchandise sales           207         2.2          258         2.6       24.2
Total                     9,691       100.0       10,010       100.0        3.3


Six-months ended September 30, 2004
-----------------------------------
                 Six-months       Percentage  Six-months   Percentage  Year-on-
                 ended             of total   ended           of         year
                 Sept. 30,2003       (%)      Sept. 30,2004  total      change
                 (millions                    (millions       (%)         (%)
                 of yen)                      of yen)

Operating Internet       15,584        82.0       14,608        74.4       (6.3)
 revenue   provider
           services
          Internet-       3,022        15.9        4,578        23.3       51.5
           related
           services
Merchandise sales           408         2.1          454         2.3       11.4
Total                    19,014       100.0       19,640       100.0        3.3

Operating revenue
ISP services
In this category, the SCN Group has worked to expand its service area for ADSL and FTTH by cooperating with telecom carriers and has worked to enrich its FTTH offerings. The SCN Group has also worked to carry out promotional campaigns to acquire new subscribers, and for narrowband subscribers, the SCN Group has worked to solicit subscriber transitions to broadband services.
As a result, the number of broadband subscribers increased, but the number of narrowband subscribers decreased. Overall, sales of ISP services for the quarter under review were 7,290 million yen, a decrease of 6.7% compared with the year earlier period. Such sales accounted for 72.8% of total sales.

Internet-related services
In this category, the SCN Group increased sales of services, such as systems for online games and viewer fees for CS broadcasting "So-net Channel 749," which is programming focused on popular Korean dramas such as "Truth" and "Shoes of Glass." Also, at group subsidiary Skygate, Co., Ltd., there were increases in commission revenue related to increased air ticket transactions, and at So-net M3 Inc., which carried out a public stock offering in September, there were revenue increases stemming from expansion of "MR-kun." As a result, sales in this category during the quarter under review increased 47.5% to 2,463 million yen. Sales in this category accounted for 24.6% total sales.

Merchandise sales
In this category, sales steadily increased at e-commerce sites, including the theater-related site "e-oshibai.com", the animation site "Animax Online Shop", and online fashion shopping mall "Select Square", which brings together a variety of famous shops. As a result, sales in this category during the quarter under review increased 24.2% to 258 million yen. Sales in this category accounted for 2.6% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following four consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., So-net M3 U.S.A. Corp., and Skygate, Co., Ltd. Affiliated companies accounted for by the equity method include Label Gate Co., Ltd. and DeNA Co., Ltd.
During the quarter under review, So-net M3 Inc. listed its shares on the Tokyo Stock Exchange "Mothers" board on September 16, 2004. At this time, both new stock was issued and existing stock was sold, so the shareholding ratio of So-net M3 Inc. and its subsidiary So-net M3 U.S.A. Corp. held by the SCN Group declined to 74.8%.
During the quarter under review, equity income of 4 million yen was recorded, compared with 2 million yen during the year earlier period, due to the continued strength at DeNA Co., Ltd.'s auctions site and other e-commerce sites.



Cash Flow (April 1, 2004 to September 30, 2004)

Cash and cash equivalents were 8,434 million yen at the end of the six-month period ended September 30, 2004, an increase of 6,253 million yen from the end of the prior fiscal year, and an increase of 6,880 million yen from the end of the year earlier period. During the six-month period under review, the SCN Group generated 1,812 million yen of cash in operating activities, generated 2,240 million yen of cash in investing activities, and generated 2,201 million yen of cash in financing activities.

Cash flows from operating activities

During the six-month period ended September 30, 2004, regarding cash flows from operating activities, the SCN Group generated 1,812 million yen, compared with the six-month period ended September 30, 2003 when the SCN Group used 350 million yen. This was mainly due to net income before income taxes in the period under review of 4,374 million yen, compared with a net loss before income taxes of 441 million yen in the year earlier period. Also, included in the net income before income taxes during the period under review was such non-cash expense as depreciation of 371 million yen, loss on impairment of long-lived assets of 295 million yen, and amortization of goodwill of 142 million yen, and such non-cash income as gain on sales of subsidiary stock of 2,344 million yen and gain on issuance of subsidiary stock of 1,821 million yen.

Cash flows from investing activities

During the six-month period ended September 30, 2004, regarding cash flows from investing activities, the SCN Group generated 2,240 million yen, compared with the six-month period ended September 30, 2003 when the SCN Group used 879 million yen. The main factor in the period under review was proceeds of 2,577 million yen from the sale of subsidiary stock, which was a result of the sale of stock by the SCN Group when the Group's consolidated subsidiary So-net M3 Inc. listed on the Tokyo Stock Exchange Mothers board. Also, outlays for acquisition of intangible assets such as connection services, e-commerce related systems, and homepage development were 338 million yen, compared with outlays of 366 million yen in the year earlier period.

Cash flows from financing activities

During the six-month period ended September 30, 2004, regarding cash flows from financing activities, the SCN Group generated 2,201 million yen, while during the six-month period ended September 30, 2003, the SCN Group used 600 million yen. During the period under review, this reflected the issuance of subsidiary stock at the time of the listing of the Group's consolidated subsidiary So-net M3 Inc. on the Tokyo Stock Exchange Mothers board.


Condensed Consolidated Statements of Income
For the three-months ended September 30, 2004
---------------------------------------------
                                                               (Millions of yen)
                                           Three-months ended September 30
                                  2003               2004             Change
                            ----------------   ----------------  ---------------
Sales                                  9,691             10,010        3.3%
Cost of sales                          6,071              5,766
Gross profit                           3,621              4,245
Selling, general and                   3,808              3,465
 administrative expenses
Operating income (loss)                 (187)               780          -%
Non-operating income
 Equity in net income of       2                     4
  affiliated companies
 Other                       171         173         9       13
Non-operating expenses                    96                 73
Ordinary income (loss)                  (110)               720          -%
Extraordinary gain
 Gain on sale of               -                 2,344
  subsidiary stock
 Gain on issuance of           -                 1,821
   subsidiary stock
 Gain on sale of               -           -        25    4,191
  fixed assets
Extraordinary loss
 Loss on revaluation of       28                   878
  investments in other
  securities
 Loss on impairment of         -                   295
  long-lived assets
 Provision for allowance       -                   133
  for doubtful accounts
 Loss on issuance of stock     -          28         1    1,307
  by equity investee
Net income (loss) before                (138)             3,604          -%
 income taxes
Income tax current            96                 1,241
Income tax deferred          (86)         10       (15)   1,226
Minority interest income                   7                 10
Net income (loss)                       (155)             2,367          -%


For the six-months ended September 30, 2004
-------------------------------------------
                                                               (Millions of yen)
                                            Six-months ended September 30
                                  2003               2004             Change
                            ----------------   ----------------  ---------------
Sales                                 19,014             19,640        3.3%
Cost of sales                         11,842             11,184
Gross profit                           7,172              8,457
Selling, general and                   7,635              6,956
 administrative expenses
Operating income (loss)                 (463)             1,500          -%
Non-operating income
 Equity in net income          -                     9
  of affiliated companies
 Other                       207         207        64       74
Non-operating expenses
 Equity in net loss of        18                     -
  affiliated companies
 Other                       138        156         83       83
Ordinary income (loss)                 (412)              1,491          -%
Extraordinary gain
 Gain on sale of               -                 2,344
  subsidiary stock
 Gain on issuance of           -                 1,821
  subsidiary stock
 Gain on sale of fixed         -          -         25    4,191
  assets
Extraordinary loss
 Loss on revaluation          28                   878
  of investments in other
  securities
 Loss on impairment of         -                   295
  long-lived assets
 Provision for allowance       -                   133
  for doubtful accounts
 Loss on issuance of           1         29          1    1,307
  stock by equity investee
Net income (loss) before               (441)              4,374          -%
 income taxes
Income tax current            78                 1,440
Income tax deferred         (149)       (71)       154    1,594
Minority interest income                 14                  21
Net income (loss)                      (384)              2,760         -%


Condensed Consolidated Balance Sheets
                                                               (Millions of yen)
                                     September 30    March 31      September 30
ASSETS                                  2003           2004           2004
                                     ------------  ------------    ------------
Current assets                             7,232         7,363          13,525
                                     ------------  ------------    ------------
 Cash and bank deposit                       519           840           3,237
 Notes and account receivable, trade       3,866         3,891           3,764
 Inventories                                 161           130             143
 Deposits in Sony group company            1,036         1,342           5,198
 Other                                     1,691         1,183           1,243
 Allowance for bad debt                      (40)          (23)            (60)
Noncurrent assets                          5,519         5,637           4,261
                                     ------------  ------------    ------------
 Property, plant and equipment               311           256             229
                                     ------------  ------------    ------------
      Furniture and fixtures                 203           162             142
      Other                                  108            94              87
 Intangible assets                         2,432         2,263           2,150
                                     ------------  ------------    ------------
      Software                             1,290         1,286           1,505
      Goodwill                               948           708             567
      Other                                  194           269              78
 Investment and other assets               2,776         3,118           1,882
                                     ------------  ------------    ------------
      Investment in affiliates and others  1,660         1,495             660
      Other                                1,116         1,623           1,320
      Reserve for doubtful accounts            -             -             (98)
                                     ------------  ------------    ------------
Total assets                              12,751        13,001          17,786
                                     ------------  ------------    ------------

LIABILITIES AND STOCKHOLDERS'EQUITY
Current liabilities                        4,929         5,167           6,525
                                     ------------  ------------    ------------
  Account payable, trade                   2,454         2,463           2,561
  Current portion of long-term borrowing     200             -               -
   from parent company
  Accrued expense                          1,461         1,711           1,322
  Accrued income taxes                       104           197             465
  Accrued bonuses                            216           239             226
  Accrued customer incentive program           -            81             138
  Other accruals                               -             -               2
  Other                                      494           475           1,811
Long-term liabilities                        119           140             160
                                     ------------  ------------    ------------
  Accrued severance costs for employees       81            93             105
  Accrued severance indemnities for           38            47              55
   directors
Total liabilities                          5,048         5,306           6,685
                                     ------------  ------------    ------------
Minority interest                             47            58             704
                                     ------------  ------------    ------------
  Common stock                             5,246         5,246           5,246
  Additional paid-in capital               4,765         4,765           4,765
  Retained earnings (accumulated losses)  (2,345)       (2,373)            386
  Unrealized exchange gains (losses)         (10)            -               1
   of investment securities
  Foreign currency translation                 -            (1)             (1)
   adjustments
                                     ------------  ------------    ------------
Total stockholders' equity                 7,655         7,636          10,397
                                     ------------  ------------    ------------
Total liabilities and stockholders'       12,751        13,001          17,786
 equity
                                     ------------  ------------    ------------


Consolidated Statements of Additional Paid-in Capital and Retained Earnings and
Accumulated Losses
                                                               (millions of yen)
              Item                     Six-months ended        Six-months ended
                                     September 30, 2003      September 30, 2004
Additional Paid-in Capital
    Balance at beginning of fiscal               4,765                    4,765
     year
    Balance at the end of period                 4,765                    4,765

Retained Earnings (Accumulated Losses)
    Balance at beginning of fiscal year         (1,961)                  (2,373)
    Increase
        Net income                                   -                    2,760
    Decrease
        Net loss                                  (384)                       -
    Balance at the end of period                (2,345)                     386



Consolidated Statements of Cash Flow
                                                               (millions of yen)
                                                 Six-months ended September 30
                                                    2003              2004
                                                ------------      ------------
I.  Cash flows from operating activities
     Net (loss) income before income taxes             (441)             4,374
     Depreciation and amortization                      389                371
     Loss on impairment of long-lived assets              -                295
     Amortization for goodwill                          156                142
     Equity in net loss (income) of affiliated           18                 (9)
      companies
     Gain on issuances of subsidiary stock                -              (1821)
     Loss on issuance of stock by equity investee         1                  1
     Loss on revaluation of investments in other         28                878
      securities
     Gain on sale of subsidiary stock                     -             (2,344)
     Stock issuance costs                                 -                 13
     Decrease in accrued bonuses                         (1)               (14)
     Increase in accrued severance costs for employees   17                 12
     Increase in accrued severance indemnities for        8                  9
      directors
     (Decrease) increase in allowance for bad debt       (7)               134
     Increase in customer incentive program               -                 57
     Increase in other accruals                           -                  2
     Interest income                                     (2)                (3)
     Interest expenses                                    2                  0
     Loss on disposal of tangible fixed assets           77                 46
     Loss on sales of tangible fixed assets               1                  0
     Gain on sales of tangible fixed assets              (0)               (25)
     (Increase) decrease in trade receivable            (64)               127
     Decrease (increase) in inventories                 118                (14)
     Increase in other current assets                   (85)              (172)
     Increase in trade payable                           26                 97
     Decrease in accrued expenses                      (428)              (388)
     Decrease in other current liabilities              (36)               (82)
                                                ------------      ------------
    Sub Total                                          (223)             1,686
                                                ------------      ------------
     Receipt of interest                                  2                  3
     Payments for interest                               (2)                (0)
     (Payments) receipt for income taxes               (126)               124
                                                ------------      ------------
    Net cash (used in) provided by                     (350)             1,812
     operating activities
                                                ------------      ------------

                                                               (millions of yen)
                                                   Six-months ended September 30
                                                    2003              2004
                                                ------------      ------------
II. Cash flows from investing activities
     Payment for securities investment                 (122)               (10)
     Proceeds from sales of securities investment         -                  0
     Proceeds from sales of subsidiary stock              -              2,577
     Payment for acquisition of fixed assets            (20)                (9)
     Proceeds from sales of fixed assets                  0                 25
     Payment for acquisition of intangible assets      (366)              (338)
     Proceeds from sales of intangible assets             0                  -
     Payment for deposits                                (0)                (2)
     Proceeds from deposits                               1                  -
     Payments for long term prepaid expenses           (195)               (15)
     Payments for loan                                 (178)               (24)
     Prepayment of loan                                   -                 35
                                                ------------      ------------
    Net cash (used in) provided by                     (879)             2,240
     investing activities
                                                ------------      ------------
III.Cash flows from financing activities
     Payments of long term debt                        (600)                 -
     Proceeds from issuance of subsidiary stock           -              2,201
                                                ------------      ------------
    Net cash (used in) provided by                     (600)             2,201
     financing activities
                                                ------------      ------------
IV.  Effect of exchange rate difference on                -                 (0)
      cash and cash equivalents
V.   (Decrease) increase in cash and cash            (1,829)             6,253
      equivalents
VI.  Cash and cash equivalents at beginning of        3,384              2,182
      year
                                                ------------      ------------
VII. Cash and cash equivalents at end of              1,555              8,434
      the period
                                                ============       ============

(Notes)
  Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.

(For reference)

                                                               (Millions of yen)
                            Three-months ended    Three-months ended     Change
                           September 30, 2003     September 30, 2004       (%)

Increase in fixed assets           10                     8              (21.2)
Increase in intangible assets     269                   277                3.1
Depreciation of fixed assets*      25                    18              (25.6)
Amortization of intangible        148                   148               (0.3)
 assets*

                            Six-months ended      Six-months ended       Change
                           September 30, 2003    September 30, 2004        (%)

Increase in fixed assets           20                    10              (48.8)
Increase in intangible assets     483                   360              (25.4)
Depreciation of fixed assets*      49                    35              (28.5)
Amortization of intangible        290                   289               (0.4)
 assets*

* Includes loss on impairment of long-lived assets (excluding amounts related to leased assets)

Consolidated Results Forecast (revised)

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2005, the SCN Group has revised towards improved profitability the forecast previously announced on September 8, 2004.
The reasons for the revisions are as follows:

1. Regarding operating income, the main factor is a reduction in fixed costs stemming from both cost reductions, in areas such as network usage related to the integration of access points, outsourcing, and leases, and structural improvements.
2. Regarding ordinary income, the main factor is the above expected improvement in operating income.
3. Regarding net income, in the quarter under review, a loss on revaluation of investments in other securities of 878 million yen and a loss on impairment of long-lived assets, including lease assets at subsidiary, of 295 million yen were recorded. Furthermore, in the third quarter ending December 31, 2004, it is expected that a gain of 533 million yen from the sale of 740 shares in an over-allotment relating to the public offering of So-net M3 Inc. will be recorded. These factors, together with an increase in the tax expenses related to the revision in ordinary income, and the revision in ordinary income itself, are the main reasons for the revision in forecast net income.

The SCN Group announces the following forecast for consolidated results as of October 28, 2004:


                                                               (millions of yen)
Consolidated Results                          Change from previous forecast
--------------------                          -----------------------------

Sales                             40,000                   0.0%
Operating income                   2,500                + 66.7%
Ordinary income                    2,500                + 66.7%
Net income                         3,300                - 10.8%

Previous forecast announced September 8, 2004:

Consolidated Results                          Change from previous forecast
--------------------                          -----------------------------

Sales                             40,000                   0.0%
Operating income                   1,500                   ---
Ordinary income                    1,500                   ---
Net income                         3,700               + 428.6%


Forecast announced July 28, 2004:

Consolidated Results                          Change from previous forecast
--------------------                          -----------------------------

Sales                             40,000                 + 3.1%
Operating income                   1,500                   ---
Ordinary income                    1,500                   ---
Net income                           700                + 50.0%

(For reference)
Consolidated Results for the year ended March 31, 2004

Consolidated Results                             Change from previous year
--------------------                             -------------------------

Sales                             38,166                  (1.6)%
Operating loss                       870                   ---
Ordinary loss                        911                   ---
Net loss                             412                   ---


Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.


For enquiries, please contact:
Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001 Tel:(03) 5448-2180 www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001 Tel: (03) 3446-7210 www.so-net.ne.jp/corporation/IR/